

June 25, 2021

C. David Cone
Executive Vice President and Chief Financial Officer
Taylor Morrison Home Corporation
4900 N. Scottsdale Road
Suite 6000
Scottsdale, AZ 85251

> **Re: Taylor Morrison Home Corp**
> **Form 10-K for the Fiscal Year Ending December 31, 2020**
> **Filed February 24, 2021**
> **File No. 001-35873**

Dear Mr. Cone:

We have reviewed your June 1, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2021 letter.

Form 10-K for the Fiscal Year Ending December 31, 2020

Management's Discussion and Analysis
Non-GAAP Measures, page 41

1. We note your response to comment one of our letter dated May 18, 2021. Please tell us why you believe it is appropriate to exclude the WLH related purchase accounting adjustments, from your non-GAAP measures. Your response should address your measures of "adjusted income before income taxes" and "adjusted EBITDA" on pages 42-43 as well as "adjusted home closings gross margin" on page 48. In your response please tell us how excluding these purchase accounting adjustments from your non-GAAP measures provides meaningful information to investors and clarify for us how management uses these measures.

You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction